EXHIBIT 1

FOR IMMEDIATE RELEASE	30 April, 2012

WPP PLC (“WPP”)

Kantar makes strategic investment in Enprecis in the US

WPP announces that its wholly-owned operating company Kantar, the information, insight and consultancy group, has made a strategic investment of US$1.2 million for a minority stake in Enprecis Inc. (“Enprecis”), a company which uses a proprietary online platform to collect and analyze data about consumer experience for the automotive industry.

Founded in 2006 and based in Seattle, Washington, the company employs 30 people and has offices in Paris and Shanghai. The company’s gross assets in 2011 were US$686,000. Enprecis clients are most of the world’s major automotive manufacturers.

The company has developed ‘Continuous Quality Insight’, a comprehensive customer feedback analysis tool that connects automobile manufacturers and car owners with unprecedented speed and detail. The data it captures enables car makers to improve vehicle quality, design and helps them build customer loyalty. Enprecis will be aligned with the automotive practice in TNS, the global market research company that is part of Kantar.

This transaction continues WPP’s strategy of investing in fast-growing markets and sectors and further strengthening the capabilities of Kantar, which is one of the world’s largest insight, information and consultancy groups. Kantar companies work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the Group to offer clients business insights at each and every point of the consumer cycle. Kantar’s services are employed by over half of the Fortune Top 500 companies. Consumer insight accounts for almost US$4 billion of WPP’s overall US$16.1 billion revenues.

Contact:

Feona McEwan, WPP

www.wpp.com

T. +44-20 7408 2204